Exhibit 21.1

Subsidiaries:

1.Predictive Biotech, Inc., a Utah corporation

2.Predictive Analytics, Inc., a Utah corporation

3.Predictive Laboratories, Inc., a Utah corporation

4.Predictive Therapeutics, LLC, a Utah limited liability company

5.Juneau Biosciences, LLC, a Utah limited liability company

6.Regenerative Medical Technologies, Inc., a Utah corporation

7.Cellsure, L3C, a Utah low profit limited liability company

8.Lifecode Genetics, Inc., a Nevada corporation